

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 24, 2007

Mr. Bryan J. Merryman
Chief Financial Officer
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

> **Re:** **Rocky Mountain Chocolate Factory, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2006**
> **Filed May 5, 2006**
> **Form 10-Q for the Quarter November 30, 2006**
> **Filed January 5, 2007**
> **File No. 0-19514**

Dear Mr. Merryman:

We have reviewed your Form 10-K for the Fiscal Year Ended February 28, 2006 and Form 10-Q for the Quarter Ended November 30, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended February 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

1.   We note the calculation underlying your measure of gross margin presented on
        page 20 appears to exclude depreciation and amortization. This would generally
        require the measure to be characterized as a non-GAAP measure, when such
        amounts are attributable to cost of sales. Therefore, you may need to either
        recalculate the measures depicted as gross margin, to reflect all costs of sales; or
        choose an alternate label for your non-GAAP measure and provide the disclosures
        required under Item10(e) of Regulation S-K.

Financial Statements

Note 9 – Operating Segments, page 39

2.   We note that you classify your business interests into two reportable segments:
        Franchising and Manufacturing. Previously you segregated Retail as a third
        reportable segment but now include the Retail segment in the Franchising
        segment. We also note your disclosure on page 32, stating that revenues derived
        from franchising represent collection of initial franchise fees and royalties from
        franchisees' sales.

        Since revenues from the company owned retail stores presumably represent sales
        of chocolates and other confectionery products directly to customers, please
        explain how you have met the aggregation criteria of SFAS 131, paragraph 17, to
        include activity of the Retail segment with that of the Franchising segment.

Form 10-Q for the Fiscal Quarter Ended November 30, 2006

Controls and Procedures, page 18

3.   In your Form 10-Q's for the quarters ended August 31, 2006 and November 30,
        2006, we note that the timing of your evaluation does not conform with the
        requirements set forth in Item 307 of Regulation S-K. In this regard, having the
        Evaluation Date within 90 days of filing the annual report is not correct. The
        effectiveness of the controls and procedures should be as of the end of the period
        covered by the report.

Mr. Bryan J. Merryman
Rocky Mountain Chocolate Factory Inc.
January 24, 2007
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief